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July 26, 2002



Division of Corporate Finance
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.  20549

Attention:  Charito A. Mancha, Esq.

         Re: BIOMERICA, INC. APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT, FILE NO. 333-86066 (THE "REGISTRATION STATEMENT")

Dear Ms. Mancha:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Biomerica, Inc., a Delaware corporation (the "Company"), hereby applies to request the withdrawal of the Registration Statement including all exhibits thereto.

         The Company is requesting to withdraw the Registration Statement due to current market conditions. The Company is unable to successfully complete the transaction. The Company also advises the commission that no shares of common stock sought to be registered pursuant to the registration statement have been offered or sold.

         If you have any questions or require further information with regard to this application, please contact the undersigned.

                                                     Very truly yours,

                                                     BIOMERICA, INC.



                                                  By /s/ Zackary Irani
                                                     -----------------------
                                                     Zackary Irani
                                                     Chief Executive Officer